Exhibit 99.1

March 9, 2010

Mr. Douglas W. Sabra
Forward Industries Inc.
1801 Green Road, Suite E
Pompano Beach, FL 33064

Dear Doug,

Thank you and Jim for seeing me at the last minute.  As we discussed, I am the General Partner at LaGrange Capital Partners Onshore, Offshore and Special Situations Yield Funds.  LaGrange has been in business since 2000 and manages well over $100 million in assets.  Our flagship fund has outperformed the S&P by approximately 7.6% per annum since inception.

LaGrange controls just under 5% of all common shares of Forward Industries, making us the third largest holder according to Bloomberg.  To put it in perspective, we own approximately four times as many shares as the board (ex- Michael Schiffman), CEO and CFO combined.  It is also worth noting that our shares were acquired for cash in the open market.

As a major investor, I am very concerned about the course of action presently being taken by this board and management team.  To this end, I would like to discuss with you and the board of directors the company’s plans and LaGrange Capital’s desire for board representation as soon as possible.

Thank you for your time and consideration.  I look forward to hearing from you, and can be reached at 212-993-7057.

Sincerely,

/s/ Grange Johnson

Grange Johnson

CC:  John Chiste, Bruce Galloway, Fred Hamilton, Louis Lipschitz, Michael Schiffman